

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2021

G. Reed Petersen
President
Victoria Lake, Inc.
3625 Cove Point Dr.
Salt Lake City, Utah 84109

> **Re: Victoria Lake, Inc.**
> **Amended Registration Statement on Form 10-12G**
> **Filed on September 24, 2021**
> **File No. 000-56316**

Dear Mr. Petersen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amended Registration Statement on Form 10-12g filed September 24, 2021

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 21

1. We partially reissue comment 1. Please provide the information required by Item 403 of Regulation S-K for common stock. The disclosure in this section currently only provides the disclosure regarding preferred stock. The risk factor on page 8 states your two principal shareholders hold 32% of the common stock outstanding.

Item 5. Directors and Executive Officers, page 23

2. We partially reissue comment 2. For each prior blank check company, please disclose the nature and dollar amount of any consideration received, the amount of any retained equity interest.

Item 10. Recent Sales of Unregistered Securities, page 26

3.   We reissue comment 4. Please revise to provide the disclosure required by Item 701 of Regulation S-K for the issuance of securities in the domiciliary merger and the holding company parent/subsidiary formation, as referenced in footnote 1 to the financial statements, including the facts supporting your reliance upon the exemption relied upon. In addition, we note that the series L preferred stock was issued to Mr. Peterson, but then the cancellation references Messrs. Peterson and Holmes. In addition, we note that the disclosure in this section referred to Mr. Peterson's voting control as 92%, which differs from the beneficial ownership disclosure. Please clarify the transaction(s) by which such control was reduced.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jacob Heskett